Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Earnings

Loss from Operations before Noncontrolling Interest and Income Taxes	$(99)	$(213)	$(372)	$(512)
Fixed Charges	310	477	779	945

Total Earnings	$211	$264	$407	$433

Fixed Charges
Interest Expense	$211	$466	$666	$925
Interest Expense Included Within Reorganization Items, Net	92	-	96	-
Amortization of Debt Costs	5	9	13	16
Interest Element of Rentals	2	2	4	4

Total Fixed Charges	$310	$477	$779	$945

Ratio of Earnings to Fixed Charges (1)	-	-	-	-

(1) Earnings for the three months ended June 30, 2009 and 2008 were insufficient to cover fixed charges by $99 million and $213 million, respectively.
Earnings for the six months ended June 30, 2009 and 2008 were insufficient to cover fixed charges by $372 million and $512 million, respectively.
As a result of such deficiencies, the ratios are not presented above.